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October 19, 2015

VIA EDGAR

CONFIDENTIAL

Lyn Shenk, Accounting Branch Chief

Patrick Kuhn, Staff Accountant

Doug Jones, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Guangshen Railway Company Limited

Form 20-F for Fiscal Year Ended December 31, 2014

Filed April 24, 2015

File No. 001-14362

Dear Messrs. Shenk, Kuhn and Jones:

Guangshen Railway Company Limited (the “Company”) has requested that we respond to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated August 20, 2015. On behalf of the Company, we thank the Staff for its review of and comments on the Company’s annual report on Form 20-F filed on April 28, 2015 (the “2014 Annual Report”).

The Company confirms that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company (i) acknowledges that neither (a) the Staff comments nor (b) changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) further acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the Staff’s comments are set forth below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the 2014 Annual Report.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK

PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA*  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

Page 2	October 19, 2015

Note to Consolidated Financial Statements

Note 2: Principal Accounting Policies

2.25 Revenue Recognition, page F-28

1.	Please revise your revenue recognition policy to provide your policy specific to each of your passenger and freight transportation businesses pursuant to paragraph 35 of IAS 18. For example, your freight transportation revenue recognition policy should state whether revenue is recognized at loading point, at point of discharge or by some other method. Your passenger transportation revenue recognition policy should disclose how you recognize revenue for each type/category of tickets that you sell, including the finance IC card referred to on page 21 and any passes that you may sell. Additionally, disclose how you recognize revenues that are subject to collection and allocation by others (e.g. passenger and freight transportation under “Sales” on page 21 and “Transaction with CRC and other railway companies” on page 57). Further disclose how you recognize commissions associated with the sale of your fares, if material.

The Company respectfully advises the Staff that the policy specific to each of the passenger and freight transportation business will be revised pursuant to the requirements and provisions specified in paragraph 35 of IAS 18. The revised disclosure will be incorporated in the annual report on Form 20-F for the year ended December 31, 2015 (the “2015 Annual Report”) of the Company.

In particular, the Company would like to respond to the specific questions raised by the Staff in the comment letter as follows:

As mentioned in Note 39 on page F-76 of the 2014 20F, the Company and its subsidiaries (collectively defined as the “Group”) cooperate with other railway companies within China for freight and passenger transportation services and provision of services through the usage of railway lines owned by the Group, as well as by other railway companies (details to be covered below). In addition, the related service fees may also be collected by the Group on behalf of the other railway companies and vice versa. China Railway Corporation (“CRC”), the governing body of railway industry in Mainland China, sets the revenue sharing principles and standards for each service on a nationwide basis and maintains the central clearance system (the “Central Clearance System”) to gather and compute the respective share of revenues entitled by each railway company through these cooperation arrangements.

Page 3	October 19, 2015

The revenue that the Group is entitled to through these arrangements is notified and allocated by CRC through the Central Clearance System on a monthly basis. The amount of revenue attributable to the Group is compared with money collected by the Group through provision of these services. CRC will remit any shortfall to the Group, while the Group, on the other hand, is required to remit any computed surplus to CRC. Revenues are recognized when the respective services are rendered, according to the criteria explained below, and when the CRC issues its monthly approval and notification (the “CRC Monthly Statement”). Generally, the CRC Monthly Statement is released in the first half of the succeeding month and the Group relies on the information indicated in that statement to account for the respective revenues for that month before the closing of the monthly management accounts.

a. Freight Transportation Services

All train carriages for freight transportation are owned by CRC. The Group provides the railway lines for use in rendering the related services.

Freight transportation revenues are derived from the following operations:

•	Freight loaded and discharged at ports located at railway lines owned by the Group;

•	Outbound transportation from loading ports located at the railway lines owned and operated by the Group to ports of discharge located at railway lines owned by other railway companies;

•	Inbound transportation from loading ports located at railway lines owned by other railway companies in Mainland China to ports of discharge located at railway lines owned by the Group;

•	Pass-through transportation for freight loaded at ports located at railway lines not owned by the Group which passes through railway lines operated by the Group to ports of discharge located at railway lines not owned by the Group; and

•	Goods loading and discharge services rendered at ports located at railway lines owned by the Group.

Freight fees are collected at the loading ports, either by the Group itself or by other railway companies, and the freight transportation information is captured and processed by the Central Clearance System of CRC. The freight revenues that the Group and each railway company are entitled to for services rendered and completed in a month are processed by the Central Clearance System, allocated by CRC on a monthly basis and the respective revenue information is indicated in the CRC Monthly Statement.

The attributable freight transportation revenues that the Group is entitled to are recognized, on a monthly basis, when the relevant goods have been delivered to the respective ports of discharge, or when the loading and discharge services are rendered and when the corresponding revenue amounts can be reliably measured, i.e. upon approval and notification in the CRC Monthly Statement.

Page 4	October 19, 2015

b. Passenger Transportation Services

Passenger transportation revenues are derived from (i) the transportation services of Guangzhou-Shenzhen inter-city express trains, (ii) long-distance trains throughout Mainland China and (iii) city-through train services between Guangzhou and Hong Kong. Passengers can only consume services by using tickets to enter carriages. Ticket prices are fixed and non-refundable and non-reschedulable. Tickets can only be used on the date specified on the tickets. Passenger transportation revenue is recognized when the passengers have completed the travel (usually starts and ends on the same day) and when the corresponding revenue amounts can be reliably measured, i.e. after the CRC’s monthly approval and notification for transactions completed within that month, and the respective revenue information is indicated in the CRC Monthly Statement.

Passenger tickets can be sold at ticket counters and automatic ticket-selling machines in physical ticket counters operated by the Group or other railway companies, as well as online internet and phone counters operated by CRC. Handling commissions of 1% on the gross ticket fares are charged by other railway companies if ticket sales are handled by these related companies on behalf of the Group, which are recognized as operating expenses. Revenues are presented at gross amount including the commissions, but net of applicable value-added taxes.

Passenger transportation information, similar to freight transportation, is also captured and possessed by the Central Clearance System of CRC. At the end of each month, CRC would notify the Group on the passenger transportation revenue that is entitled by the Group for completed travel undertaken in that particular month in the CRC Monthly Statement.

The finance IC card mentioned on page 21 of the 2014 20-F is a co-branded credit card issued by a bank in Mainland China in cooperation with the Company for joint marketing purposes. The passengers can use the cards instead of tickets to gain access to the carriages of Guangzhou-Shenzhen inter-city express trains. The fares would be automatically debited to the bank account of the card-owners upon departure at the respective destination. There are no reward points associated with the use of the card. Also, the Group has no financial benefits derived from the card nor does it share any financial interests with the card issuing bank. It is just a more convenient means of settlement method for ticket purchase. As such, there is no accounting implications to the Group. Revenues are recognized on the same basis as the broad recognition policy explained above. As the portion of passenger transportation revenue generated from the use of the card by the passengers is insignificant to the Group, the Company will remove the disclosure of the card from the Management Discussion and Analysis section in the next 20-F to be filed with the SEC.

Page 5	October 19, 2015

d. The Group also earns revenues from railway network usage (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services provided to other railway companies. The information relating to provision of network usage services is captured by the Central Clearance System of CRC and the corresponding revenues are recognized upon approval and notification made by CRC on a monthly basis, for transactions completed within that month, i.e. at the time when the respective revenue amounts can be reliably measured and when collectability is certain. Railway operation services and other services are rendered solely by the Group and they are recognized when the services are rendered and revenue can be reliably measured. All proceeds are collected by the Group directly.

The Company respectfully advises the Staff that revised disclosure reflecting the above elaborations and explanation would be incorporated in the next filing of the 20-F document of the Company and the proposed wording is attached in Annex I to this letter.

*        *        *

If you have any questions regarding this submission, please contact me at +1-650-838-3753 or aseem@shearman.com or contact Guo Xiangdong, the Deputy General Manager and Secretary of the Company, at ir@gsrc.com.

Very truly yours,

/s/ Alan Seem

Alan Seem

Enclosures

cc:	Alan Seem, Shearman & Sterling LLP

Jensen Wang, PricewaterhouseCoopers

Annex I

2.2.5	Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the services are rendered and the amount of revenue can be reliable measured, future economic benefits will probably flow to the entity with reasonably certainty, and specific criteria have been met for each of the Group’s activities as described below. The recognition also involves use of estimates exercised by management based on historical results, takes into consideration the different type of customers, transactions and the specifics of each arrangement.

(a)	Revenue from railroad business

Revenue from passenger transportation

The passenger transportation is generally classified into (i) the transportation business of Guangzhou-Shenzhen inter-city express trains, (ii) long-distance trains and (iii) Guangzhou-Hong Kong city through trains. These services are provided in cooperation with other railway companies in Mainland China and the corresponding revenue information is captured and processed by CRC through a central clearance system. See details below.

Revenues are recognized on a monthly basis when the train transportation services are rendered within the month, i.e. after non-refundable, non-reschedulable passenger tickets with fixed prices are sold and the respective trains have reached the prescribed destinations within that particular month. Revenues are also recognized after the CRC’s monthly approval and notification (the “CRC Monthly Statement”) for transactions completed within that month and when the amounts of revenue can be reliably measured and collectability is certain. The revenue is presented net of value-added tax but before deduction of any sales handling commissions.

Revenue from freight transportation

The Group also operates with other railway companies in Mainland China for the provision of freight transportation services. Service information and computation of the attributable revenues entitled by the Group are processed by the central clearance system of CRC on a monthly basis. Revenue from outbound and inbound freight transportation with ports of loading and discharge located at railway lines owned and operated by the Group; pass-through transportation with freight trains passing through railway lines owned and operated by the Group; as well as goods loading and discharge services rendered at ports located at railway lines owned by the Group, are recognized, on a monthly basis, when the goods are delivered to the ports of discharge within a month, or when the loading/discharge services are rendered, and when the amounts are approved and posted in the CRC Monthly Statement, upon which the amounts can be reliably measured and collectability is certain.

The revenues are presented at the gross amounts of the attributable freight charges computed from the standard freight charges imposed by CRC.

Revenue from railway network usage and other transportation related services

Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in Mainland China. The information relating to network usage service is captured and processed by the central clearance system of CRC. The revenue from network usage services are recognized on a monthly basis, when the services are rendered within that month and revenue can be reliably measured, i.e. after being approved and posted in the CRC Monthly Statement, for the transactions completed within that month, when the respective revenue amounts can be reliably measured and when collectability is certain. Railway operation services and other services are rendered solely by the Group and they are recognized when the services are rendered and revenue can be reliably measured. All proceeds are collected by the Group directly.

The operations of the railway business of the Group form part of the nationwide railway system in Mainland China and they are supervised and governed by CRC. The Group renders the passenger transportation and freight transportation services in cooperation with other railway companies and the related service fees and charges are collected either by the Group itself or by other railway companies. In addition, the Group also receives service fees and charges for on behalf of other railway companies. The respective fares and charges of the services, fee sharing basis, and processing of the respective revenue sharing among different railway companies are done centrally by a central clearance system operated by CRC. The Group records revenues based on the amounts of attributable revenue approved and posted in the CRC Monthly Statement for services undertaken by the Group completed within the specific month, upon then the revenues can be reliably measured and collectability is certain. The respective share of revenues, in excess of amount collected by the Group itself, are credited by CRC to bank accounts maintained by the Group. In the case that the attributable amount is less than the amount collected by the Group, the Group remits the surplus to CRC.

(b)	Revenue from other business

Revenue from other business mainly consist of train repairs, on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from train repairs and on-board catering services are recognized when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognized when the respective materials and goods are delivered to customers. Revenue from operating lease arrangements on certain properties and locomotives is recognized on a straight-line basis over the period of the respective leases.